Exhibit 99.2

22 May 2003

THREE MONTHS RESULTS 2003

•	General business combined ratio of 99%, reflecting improved performance from most areas.
•	Benign weather in the UK and Europe; contingent weather reserve of £30m set up in the UK for future claims events
•	IPO of Australasia successfully completed on 16 May 2003
•	Good progress on capital plans. Risk based capital shortfall now eliminated. Regulatory capital position further improved.

Andy Haste, Group Chief Executive said, "We have made a good start to our actions to reshape the Group and strengthen our capital position. Our risk based capital is back in balance and the underwriting result has improved. There is more to do, but we are on the right track."

	3 Months 2003		3 Months 2002

Revenue
General business net premiums written (after impact of quota share - page 11)	£1,945	m	£2,023	m

Group operating result (based on longer term investment return (LTIR) [1]	£175	m	£160	m
Group operating profit (based on LTIR) [1,2]	£95	m	£110	m
Profit / (loss) for the period attributable to shareholders	£2	m	£(64	)m

	31 March 2003		31 Dec 2002

Balance sheet
Shareholders’ funds	£3,103	m	£3,043	m
Net asset value per share (adding back equalisation provisions net of tax)	222	p	217	p
Tangible net asset value per share	205	p	199	p

1	For more details on longer term investment return see note 2 on page 11
2	For more details on Group operating profit see page 5

Important Disclaimer
This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘expects’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimated’ and ‘intends’. The specific forward-looking statements cover, among other matters, our disposal program, reduction in expenses and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters; the availability, pricing and ability to collect reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations; judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the UK Listing Authorities. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:
Malcolm Gilbert, DL +44 (0)20 7569 6138
Director Communications

BUSINESS OVERVIEW
Group Operating Result*
The Group operating result* was £175m (2002: £160m (on the old investment return assumptions basis)). There were three major features of this result. Firstly, the improvement of £96m in the general business underwriting result for the Group. Secondly, the reduction in the longer term investment return following the changes in investment return assumptions that were introduced at the beginning of the year, and that would have reduced the 2002 comparative by £41m if applied then. Finally, there is an £18m reduction in the life contribution. Further details on all of these developments are given later in this release.

The combined ratio of 99% (2002: 104.2%) reflects the improving performance of the Group worldwide. Excluding the results of Promina and UK healthcare the Q1 combined ratio would have been 99.6%.

Andy Haste, Group Chief Executive, commented,
“The improvement in performance that can be seen in most areas of these results is encouraging. However, we cannot look at one good quarter in isolation, particularly when it has also benefited from strong results from operations that we have already disposed of in 2003 and from operations such as RSUI that we are in the course of disposing. Our challenge is to produce sustained performance improvements from our ongoing businesses over a number of quarters and across the insurance cycle.

“The rating increases that have been achieved over the year have helped to turn around our underwriting performance and we have also benefited from particularly benign weather in the UK and Europe. As a prudent measure we have set up a £30m contingent weather reserve in the UK to cover future losses.

“Elsewhere we detail the results of individual regions but there are a number of points to note.

•	The UK personal lines result remains unacceptable. We need to eliminate unprofitable segments of personal intermediated business and are currently renegotiating corporate partner contracts. We must also reduce the expense base of MORE TH>N. Across the UK operation, disposals, outsourcing and redundancies already actioned will reduce headcount by 3,800 and we have reduced premises by 17 sites.
•	In the US, the market has remained strong but there is evidence that rating is beginning to moderate. The result was driven by the strong performance of the commercial business, particularly the excellent results from RSUI, while personal was impacted by the East Coast winter storms. We have reduced headcount by over 800 and the majority of our planned office closures are now complete.
•	Canada showed some underlying improvement but remains unsatisfactory, partly as a result of seasonal weather. We are significantly reducing underperforming sectors of personal lines and refocussing our commercial portfolio on small risks and selected mid market segments.
•	Scandinavia produced a strong improvement, helped by benign weather and rate increases and a reduction of large losses. We are focussing on retaining profitable customers and identifying further improvements to enable us to sustain performance through the cycle.

“The results also reflect £22m of expense reductions that have been achieved out of the £350m overall improvement that we targeted in November. Through a combination of disposals, outsourcing and redundancies our worldwide staff numbers have reduced by nearly 12,000 to 38,000. Obviously, it is still early days but, together with the successful IPO of Promina and the sale of our UK healthcare & assistance business, which returned our risk based capital position to equilibrium, it is a good start towards achieving our November objectives.

“These objectives are only a beginning. I am establishing a rigorous review process to assess plans and progress in view of changing business and market conditions. I’ve made a number of changes to the management team, in the key areas of performance and change management. We will also be progressively changing our structure over the next few months to reflect the new geographic focus of the Group. I have hired a business leader for the new International region that will be created and will include all operations outside our primary markets of UK, USA, Canada and Scandinavia. One of his first jobs will be to review the performance, value and strategic fit of all of our smaller operations.

“I am a strong believer in instilling a performance culture into any organisation that I’m involved with and my approach to Royal & SunAlliance will be no different. I am setting challenging targets, measuring performance and making people accountable for the consequences of their actions. I recognise that there is much still to be done but I also believe that the Group can emerge from this period of change with a better, more sustainable business.”

*	See note 2 on page 11

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OPERATIONS REVIEW

General Business Result*
The general business result* is a profit of £169m (2002: £120m) with the improvement in the underlying underwriting result of £96m being partly offset by the £41m variance in the longer term investment return. As we indicated we would do at the third quarter last year, we have adjusted down our investment return assumptions from the beginning of this year to reflect lower levels of long term returns.

While weather conditions were benign in the UK and Europe, severe East Coast winter weather hit the USA, and Canada experienced its usual weather affected first quarter. The USA and Canada also saw an increased frequency of large losses and there was a major bushfire in Australia in January. Despite this we saw an improvement in the combined operating ratio in every Region of operation.

An analysis of weather and large losses is as follows:

	3 Months 2003 £m	3 Months 2002 £m

Weather	54	92
Large losses	113	127

Personal
The differing fortunes of the UK direct and intermediated motor business have continued into 2003. MORE TH>N has seen strong motor sales in the first quarter, while there has been a significant fall in broker as we have exited some market segments and continued to apply market leading rate increases. The growth in household premiums in the UK is driven by rate increases across the MORE TH>N book of business and growth in business through major corporate partner connections. During the first quarter weather reserves were increased by £15m as a precautionary margin for the rest of the year but there was still a 10 point improvement in the combined ratio to 108.5% on the household account.

In Canada, auto saw a 6 point improvement in combined ratio, however the market continues to be challenging and underwriting action continues. It produced another quarter of underwriting profit on the household account. An important contributor to this was the Johnson Corporation, which continued to grow strongly while producing an underwriting profit.

US auto improved to an underwriting profit for the quarter. The combined ratio for household deteriorated by 23 points due to adverse weather and a number of large fire losses.

The Scandinavian result improved significantly helped by favourable weather and large loss experience, as well as underwriting actions. Other EMEA, which now comprises Ireland, Italy and the Middle East operations, also produced strong results, benefiting from the disposals made last year and good weather.

Commercial
UK commercial continued its strong performance with underwriting profits from property, casualty and motor and an overall underwriting profit of £20m reflected in a combined ratio of 94.4%. During the quarter weather provisions were increased by £15m as a precautionary margin for the remainder of 2003.

In the US, we continue to apply strong rating increases across the commercial book and have seen an increase in lapses as a result. This has been particularly marked in risk managed and global and workers’ compensation. The RSUI result continued to be excellent, underpinning the whole commercial result and particularly commercial property. Looking forward, we recognise that the sale of this business will change the overall shape of the US result, underlining the need for us to continue our tough underwriting stance.

In Canada, there was a small improvement in the motor result. Premium income has declined markedly following the withdrawal from long haul trucking business. The property account was hit by a seasonal increase in weather related claims following relatively benign experience in 2002.

*	See note 2 on page 11

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EMEA saw an 11 point improvement in combined ratio to 88.9%, with a 13 point improvement in Scandinavia to 94.4%, helped by favourable weather. Ireland, Italy and the Middle East all made underwriting profits.

Current Year Result
The comparison of the accident year combined ratios with those reported is as follows:-

	3 Months 2003 Accident Year	3 Months 2003 Reported	3 Months 2002 Reported
	%	%	%

UK personal	109.0	106.7	111.3
UK commercial	96.7	94.4	98.8
EMEA	92.8	93.7	104.8
USA	96.1	100.8	102.0
Canada	106.6	108.7	114.2
LA&C	94.3	93.2	98.7
Asia Pacific	97.2	97.9	103.1

Total	98.5	99.0	104.2

The only development of note was in the US where the run off was attributable to workers’ compensation and an increased unrecoverable reinsurance provision.

Life Business Result
The life business result of £39m shows an £18m decrease on 2002. The principal reason is a decrease in the UK contribution reflecting the continued lower levels of equity markets and the consequent impact on bonus levels. Additionally, there was the one off release of £6m in the first quarter of 2002, in respect of the Danish operation where the Regulator changed the way in which it allowed companies to recognise the value of surplus.

Other Activities Result
The analysis of the other activities result is as follows:

	3 Months 2003 (unaudited)	3 Months 2002 (unaudited)
	£m	£m

Development expenses	(8)	(4)
Other non insurance	–	3

Non insurance activities	(8)	(1)
Associates	5	1
Central expenses	(13)	(9)
Investment expenses	(9)	(10)
Loan interest	(11)	(16)
Balance of LTIR	3	18

Other activities result	(33)	(17)

The non insurance activities result has reduced mainly due to the sale of Royal & SunAlliance Investments.

Central expenses have increased due to costs arising from the Operating and Financial Review, announced in November 2002, and ongoing work on restructuring.

The other activities result also includes a surplus of £3m in respect of the balance of LTIR. The primary reason for the reduction compared to the prior period is the use of lower investment returns. Equity returns are now calculated at 7.5% (2002: 9%) and fixed at 5% (2002: 6%), per annum.

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Group Operating Profit*
The difference of £80m (2002: £50m) between Group operating result* and Group operating profit* comprises a number of items outlined below.

Movements comprise amortisation of goodwill of £8m (2002: £18m), amortisation of goodwill in acquired claims provisions of £5m (2002: £7m), amortisation of the present value of acquired in force business of £3m (2002: £3m), charges in respect of interest on dated loan capital of £14m (2002: £13m) and reorganisation costs of £40m (2002: £5m), plus the increase in equalisation provisions of £10m (2002: £4m).

Other Profit & Loss Movements
The main difference between Group operating profit* and profit for the financial year attributable to shareholders is short term investment fluctuations. UK accounting rules require us to reflect in profit before tax (PBT) the full market value movement in our investment portfolio. This volatility can distort each year’s PBT and is one of the main reasons that we use Group operating result* based on the longer term investment return as our primary measure of performance. Short term investment fluctuations for the year were a charge of £75m (2002: £182m) reflecting the poor investment market conditions during the period.

Other movements also include the loss on disposal of subsidiaries of £1m (2002: £nil). The disposal of UK healthcare and the IPO of Australasia will be accounted for in the second quarter.

The underlying rate of tax on the Group operating result* was 31% (2002: 31%).

After a tax charge of £10m (2002: credit of £5m) and eliminating minority interests of £7m (2002: credit of £3m), the profit for the period attributable to shareholders was £2m (2002: loss of £64m).

Movement in Total Capital
Total capital has increased from £4,221m at 31 December 2002 to £4,318m at 31 March 2003. The movement in shareholders’ funds comprises the after tax profit attributable to shareholders of £2m, preference dividend of £2m, a reduction in embedded value of £94m and an exchange gain of £154m, primarily attributable to a strengthening in the US, Canadian, Australian and New Zealand dollar and the Danish kroner. Dated loan capital has increased due to foreign exchange movements of £24m and minority interests have increased by £13m.

Capital Position
On a regulatory basis, the overall regulated entity and its overseas subsidiaries had an estimated excess over required minimum margin at the end of March 2003 of around £840m. Taking account of the effect of the disposals of UK healthcare & assistance and Promina would increase this estimate to approximately £1,300m.

Risk Based Capital
The capital available to support general business of £2.8bn is in equilibrium with the projected requirement. This requirement is calculated by assuming the annualised value of net written premium at the end of 2003 will be around £7bn. This is estimated after deducting achieved disposals and other actions. The Group’s risk based capital requirement of 40% is then applied to this projection.

Any projection of net written premium and capital requirement is subject to variation in the light of market conditions and other factors and is regularly monitored.

General Insurance Requirements for 2003
The capital position shown above compares the actual capital at 31 March 2003, adjusted for the disposals of healthcare and assistance and Promina, with the projected general business requirement at the end of 2003. The actual capital comprises the published position, adjusted by excluding intangible items such as goodwill. The total shareholders’ interest in life is then deducted. The shareholders’ interest in life is analysed on page A3 of the detailed business review. It comprises both the embedded value of future profits and shareholders’ funds of life companies. It does not represent the capital requirements of the life operations, however, for prudence, the whole amount is deducted from available capital and only recognised to support the general business where the capital is clearly available for this purpose.

*	See note 2 on page 11

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On a risk based capital basis, the position was as follows:

£m

Total capital, reserves and dated loan capital	4,320
Adjusted for:
Profits on disposals to date in Q2	70
Goodwill	(300)
Equalisation provisions (net of tax)	210

Available capital (tangible)	4,300

Shareholders' interest in life	1,750
Less Promina	(250)
1,500

General business available capital	2,800

Prospective general business requirement (@40% of prospective 2003 NWP)	2,800

Indicated position - equilibrium	–

Projected further capital release from general business reductions, releases from life and profits on disposal are targeted to bring the RBC capital position up to a surplus of £800m.

Inevitably our current capital position is subject to the uncertainties in preparing the accounts for an insurance company, which are set out on page A5 to A9 of the detailed business review. In addition the overall capital projection is subject to uncertainty, because of factors such as future movements in investment markets, regulatory change and the execution risk of our planned actions.

Net Asset Value Per Share
The net asset value per share, after adding back claims equalisation provisions net of tax, increased to 222p (31 December 2002 217p). At 19 May 2003 the net asset value per share (adding back equalisation provisions net of tax) was estimated at 233p.

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CONSOLIDATED PROFIT & LOSS ACCOUNT

	3 Months		3 Months		12 Months
	2003		2002		2002
	(unaudited)		(unaudited)		(audited)
	£m		£m		£m

General business net premiums written	1,945		2,023		8,635
Life business net premiums written	315		571		1,882

General business result	169		120		89
Life business result	39		57		227
Other activities	(33)		(17)		(90)

GROUP OPERATING RESULT	175		160		226
(based on longer term investment return) *

Amortisation of goodwill	(8)		(18)		(60)
Goodwill impairment	–		–		(653)
Amortisation of goodwill in acquired claims provisions	(5)		(7)		(25)
Amortisation of present value of acquired in force business	(3)		(3)		(13)
Interest on dated loan capital	(14)		(13)		(52)
Claims equalisation provisions	(10)		(4)		1
Reorganisation costs	(40)		(5)		(79)

Group operating profit / (loss)	95		110		(655)
(based on longer term investment return) *
Short term investment fluctuations	(75)		(182)		(551)

Profit / (loss) on ordinary activities before exceptional items and tax	20		(72)		(1,206)
(Loss) / profit on disposal of subsidiary undertakings	(1)		–		184

Profit / (loss) on ordinary activities before tax	19		(72)		(1,022)
Tax on Group operating result	(54)		(49)		(70)
(based on longer term investment return) *
Tax on other movements	44		54		161

Profit / (loss) on ordinary activities after tax	9		(67)		(931)
Attributable to equity minority interests	(7)		3		(9)

Profit / (loss) for the period attributable to shareholders	2		(64)		(940)
Cost of preference dividend	(2)		(2)		(9)
Cost of ordinary dividend	–		–		(86)

Transfer from retained profits	–		(66)		(1,035)

Group operating earnings after tax per ordinary share	7.5	p	6.6	p	5.7	p
(based on longer term investment return) *
Earnings per ordinary share	0.0	p	(4.6	)p	(66.5	)p
Diluted earnings per ordinary share	0.0	p	(4.6	)p	(66.5	)p

*	See note 2 on page 11

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STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	3 Months	3 Months	12 Months
	2003	2002	2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Profit / (loss) for the period attributable to shareholders	2	(64)	(940)
Movement in the value of long term business	(94)	(74)	(351)
Exchange	154	124	(265)

Total shareholders’ consolidated recognised gains / (losses) arising in the period	62	(14)	(1,556)

MOVEMENTS IN SHAREHOLDERS’ FUNDS

	3 Months	3 Months	12 Months
	2003	2002	2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Shareholders’ funds at 1 January	3,043	4,691	4,691
Share capital issued and increase in share premium	–	2	2
Total shareholders’ recognised gains / (losses)	62	(14)	(1,556)
Goodwill written back	–	–	1
Dividends	(2)	(2)	(95)

Shareholders’ funds at 31 March / 31 December	3,103	4,677	3,043

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SUMMARY CONSOLIDATED BALANCE SHEET

	31 March	31 March	31 December
	2003	2002	2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

ASSETS
Intangible assets	296	1,115	306
Investments
Land and buildings	495	523	483
Interests in associated undertakings	132	242	166
Other financial investments - Equities	1,146	3,088	1,315
- Unit Trusts	490	236	460
- Fixed Interest	11,635	10,445	10,832
- Other	1,401	1,443	1,245

	15,299	15,977	14,501
Value of long term business	808	1,266	898

Total investments	16,107	17,243	15,399
Reinsurers’ share of technical provisions	5,777	5,396	5,079
Debtors	5,642	6,240	5,625
Other assets	724	693	733
Prepayments and accrued income	1,335	1,334	1,310
Long term business policyholders’ assets	31,315	36,510	31,494

Total assets	61,196	68,531	59,946

LIABILITIES
Shareholders’ funds	3,103	4,677	3,043
Equity minority interests in subsidiaries	418	401	405
Dated loan capital	797	793	773

Total capital, reserves and dated loan capital	4,318	5,871	4,221

Technical provisions	21,166	20,925	20,278
Equalisation provisions	304	335	293
Borrowings	669	1,069	700
Other liabilities	3,424	3,821	2,960
Long term business policyholders’ liabilities	31,315	36,510	31,494

Total liabilities	61,196	68,531	59,946

Shareholders' interest in long term business	1,850	2,460	1,874

Note
The long term business policyholders’ assets are presented before elimination of balances held between policyholders and shareholders.

Approved by the Board on 21 May 2003.

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SUMMARY SHAREHOLDERS’ CASH FLOW STATEMENT

	3 Months	3 Months	12 Months
	2003	2002	2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Net cash inflow from operating activities pre quota share	227	29	495
Quota share portfolio transfer	(15)	(246)	(235)
Reinsurance premium payment	–	–	(109)
Contingent loan finance to long term business funds	40	–	(160)

Net cash inflow / (outflow) from operating activities post quota share	252	(217)	(9)
Dividends from associates	–	2	3
Servicing of finance	(11)	(7)	(67)
Taxation refunded	31	12	53
Capital expenditure	(6)	(7)	(63)
Acquisitions and disposals	104	(26)	640
Dividends paid on equity shares	–	–	(160)

	370	(243)	397
Issue of ordinary share capital	–	2	2

Cash flow (pre investment)	370	(241)	399

Investment activities
Purchases / (sales) of investments	338	(254)	19
Reduction in borrowings	32	13	380

Net investment of cash flows	370	(241)	399

Notes
The cash flow statement does not include any amounts relating to the life business except cash transactions between the life business and shareholders.

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EXPLANATORY NOTES

1.	Accounting Policies

There have been no significant changes in accounting policy in the three months ended 31 March 2003.

2.	Group Operating Result (Based on Longer Term Investment Return)

The Group operating result (based on LTIR) is a non statutory measure but the Board believes it is the most appropriate measure used internally to recognise the performance of the operations. For general insurance business, this result comprises the underwriting result (excluding changes in equalisation provisions) together with the longer term investment return (see below) on the assets backing both the general business liabilities and the risk based capital required to support these businesses.

The main items excluded from the Group operating result (based on LTIR), but included in the profit on ordinary activities before tax, are the short term investment fluctuations, the change in equalisation provisions, reorganisation costs (including losses on terminated business), amortisation of goodwill, goodwill in acquired claims provisions, amortisation of present value of acquired in force business, impairment of goodwill, dated loan capital interest and profits and losses arising on the disposal of businesses.

The longer term investment return is calculated in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers. The objective of calculating this return is to recognise the total investment return while avoiding the distortions of short term investment market fluctuations.

3.	Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the weighted average of 1,427,706,524 shares in issue during the period (excluding those held by ESOP trusts). The number of shares in issue at 31 March 2003 was 1,439,945,133.

4.	Quota Share Reinsurance

A quota share reinsurance agreement with Munich Re took effect from 1 January 2003. This is a one year arrangement, renewable by mutual consent of both parties. The treaty reinsures 15% of the Group’s general business written in the UK, US, Denmark, Canada and Ireland with some exclusions. The treaty operates on an accident year basis and, consequently, the Group has paid to Munich Re their share of the opening provision for unearned premiums as a portfolio transfer amounting to £350m. The headline statutory net written premium is after deduction of this portfolio transfer. Due to the distortive effect on net written premiums, all class analysis and calculation of combined ratios is prepared before the portfolio impact. There was minimal impact on the Group’s longer term investment return in the three months results.

The essence of that agreement is that Munich Re has agreed to take a 15% share of most of what we do this year. As a result, we transferred £350m of premiums written last year, which will be earned this year, as well as £203m of premiums written this quarter, to them. This reduces our headline premium writings. When the agreement ends, premiums written during the agreement period but to be earned later, will come back to us. That will increase our headline premiums at that point. While the agreement is in force we will continue to disclose its premium effect so that meaningful comparisons can be made.

5.	Year End Results 2002

The results for the year ended 31 December 2002 and the balance sheet at that date, which have been included as comparatives in the three months results, are not statutory accounts but have been abridged from the statutory accounts. A copy of the statutory accounts for that year, on which the independent auditors’ report gave an unqualified opinion and did not contain a statement under Sections 237(2) or, 237(3) of the Companies Act 1985, has been delivered to the Registrar of Companies.

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FURTHER INFORMATION
A supplementary information pack contains:

Detailed Business Review
Statistical Analysis

The full text of the above is available to the public at 30 Berkeley Square, London W1J 6EW and at 1 Leadenhall Street, London EC3V 1PP. The text is also available on our Internet site at www.royalsunalliance.com. A live audiocast of the analysts’ meeting, including the question and answer session, will be broadcast on the website at 9.30am today and an indexed version will be available shortly after the close of the meeting. Copies of slides presented at the analysts’ meeting will separately be available on the site from 9.30am today.

The results for the six months to 30 June 2003 will be announced on 28 August 2003 and the results for the nine months to 30 September 2003 will be announced on 20 November 2003.

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